OMB Number: 3235-0116

Expires: March 31, 2014

Estimated average burden

hours per response. . . . . . . .....8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DUSTIN HENDERSON (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Brixton completes 2012 Phase I drilling at Thorn

Vancouver, BC – July 19, 2012:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that Brixton Metals Corporation (“Brixton”) has completed its 2012 Phase I drilling program at Kiska’s Thorn Property. Brixton is earning a 51% interest in the Thorn Property from Kiska by making cash and share payments, and exploration expenditures totaling $5 million. The Thorn Property is located 130 kilometres south of Atlin, British Columbia.

In 2012, Brixton completed a total of 13 core holes at the Oban Breccia Zone ranging in depth from 30 to 153 metres totaling 1,151 metres.

The objective of Brixton’s 2012 exploration program is to follow up high grade mineralization identified at the Oban Breccia in hole THN11-60 (95.08 metres of 1.71 g/t gold, 628 g/t silver, 3.31% lead and 2.39% zinc, 0.12% copper) and to better define the geometry, geological controls and the extent of high grade breccia-related mineralization.

Brixton reports that all 13 holes intersected the Oban Breccia with sulphide and sulphosalt mineralization within the breccia matrix. Kiska has not yet viewed the drill core or verified this information. Analytical results are expected in the coming weeks. A plan map with the location of the 2012 drill holes and previous Oban Breccia drilling can be found at http://www.kiskametals.com/i/maps/Thorn/July2012-TDGMap.jpg

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world's largest and most successful gold and base metal producers.

 On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov

Thorn Drilling and Geology Plan

KISKA METALS CORPORATION

N
Volcanics
High Sulfidation Vein
Sulphosalt Veins
Rhyolite Dyke
Camp Creek
Gossan
Gossan
Gossan
Trenching
Oban Breccia
Diorite Porphyry
Diorite Porphyry
?Glacial Till Front
? Glacial Till Front
Dacite Tuff
THN03-17
THN03-18
THN02-11
THN02-14
THN02-15
THN03-16
THN11-53
THN12-73
THN12-72
THN12-71
THN12-74
THN03-19
THN12-70
THN03-21
THN12-68
THN12-69
THN12-65
THN03-23
THN04-27
THN04-26
THN03-22
THN03-20
THN12-64
THN11-60
THN04-25
THN12-62
THN12-63
THN11-57
THN12-66
THN12-67
THN04-24
50 metres
Kizmet
Camp Creek
Talisker
Oban
Legend
Pre-2012 Drilling
2012 Drilling
Contours (10 metre interval)
River
Fault
Oban trench
Thorn Drilling and Geology Plan
Northwestern British Columbia
Projection: UTM NAD 83 Zone 8